14 November 2003


                                CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received notification from Standard Life Investments on behalf of Standard Life Group, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 13 November 2003 Standard Life Investments purchased 20,100,000 shares on behalf of Standard Life Group,which increased the total held as a material interest to 107,171,627 shares being 3.424% of Corus Group plc's issued capital.
END